BILTMORE VACATION RESORTS, INC.

                           SUBSIDIARIES AND AFFILIATES




Billtmore Vacations LLC

Dynamic Design Architecture, LLC

Nevada Realty and Management, Inc.

St. Tropez Vacations LLC

Sage Design Builders, Inc.